Exhibit 99.1

News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, CFO	Anna di Giorgio, VP-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM REPORTS 2006 THIRD QUARTER RESULTS

▪	Enters final phase of legacy restructuring
▪	Opens negotiations to dispose of CTR
▪	Incurs a $29 million restructuring charge, reflecting enhanced focus on WiMAX solutions
▪	Obtains $20 million in new financing, slated to close by December 15, 2006

MONTRÉAL (QUÉBEC)— December 7, 2006— Releasing the Company from legacy restructuring efforts marked third quarter results for SR Telecom Inc. (TSX: SRX). SR Telecom, a leading vendor of licensed OFDM solutions for broadband access networks through its line of symmetryTM products, today announced its results for the quarter ended September 30, 2006. All dollar figures are in Canadian funds unless otherwise indicated.

“SR Telecom has made steady progress in strengthening its position in the marketplace, its workforce and its product development cycle during the third quarter,” said Serge Fortin, president and chief executive officer of SR Telecom. “We are moving aggressively to transform SR Telecom into an organization that creates value for shareholders, employees, clients and partners.

“We nonetheless remain burdened by the legacy of past restructuring efforts, which have been disruptive to operations. Our response has been to take comprehensive action and focus all sales and R&D efforts on our WiMAX solutions.”

As announced December 7, 2006, the Company has entered into a new C$20 million five-year convertible term loan following an amendment to its existing credit agreement. Proceeds will be used to fund current working capital requirements.

Consolidated third quarter results
SR Telecom’s third quarter consolidated revenue declined to $21.1 million compared to $32.6 million in the third quarter of 2005. This revenue decrease stems entirely from outsourcing issues that delayed wireless product shipments and also resulted in $1.8 million in late-delivery penalties. Operating loss from continuing operations for the third quarter was $47.9 million, up from $7.8 million in the same period a year ago. Consolidated net loss was $53.5 million compared to $14.1 million in the prior year.

Year-to-date, consolidated revenue was $64.8 million, up 5.7% from $61.3 million in the first nine months of 2005. Operating loss from continuing operations for the nine months of 2006 was $75.1 million compared to $42.3 million in the same period a year ago. The year-to-date consolidated net loss totalled $84.4 million compared to $58.5 million in the first nine months of the prior year.

A $29 million restructuring charge, recorded during Q3 2006, significantly affected results for the quarter and year-to-date. Chief Financial Officer Marc Girard commented: “The decision to assume a significant write-down allows SR Telecom to focus on two key ingredients for future success: delivering WiMAX products and creating a customer delivery process that is seamless, transparent and efficient.”

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

Wireless product backlog at September 30, 2006 stood at $31.6 million, the majority of which the Company expects to deliver in the next two quarters. This compares with $28.2 million at the end of 2005 and $28.6 million at the end of the second quarter of this year.

Financial position
The Company’s consolidated cash, including restricted cash, increased to $14.7 million at September 30, 2006 from $10.2 million at December 31, 2005. Subsequent to quarter end, SR Telecom completed and today announced a financing transaction worth $20 million, which it expects to close on or around December 15, 2006, subject to customary closing conditions. The Company will use the $20M to fund current working capital requirements.

Adds Girard: “This places us on a much stronger financial footing and provides us added flexibility to pursue our business plan, which during the fourth quarter has three specific objectives: de-risk manufacturing operations, put into action a disciplined approach to spending and ensure quality execution.”

Note: In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting, which the Company adopted on November 30, 2005.

Outlook
“SR Telecom remains enthusiastic about the growth potential in its core wireless markets and in the increasing global acceptance WiMAX technology has gained as a highly effective means of delivering a broad range of new communications services. With loyal customers, employees and shareholders supporting us, I believe SR Telecom is poised to play an important role in this promising market,” concluded Fortin.

Conference call, web cast and supplemental financial information
SR Telecom will hold a conference call on Monday, December 11, at 10:00 a.m. EDT to discuss its results for the third quarter of 2006 and update investors on operating progress.

SR Telecom President and Chief Executive Officer Serge Fortin and Chief Financial Officer Marc Girard will host the conference call, which will include a question and answer session. To participate, investors, analysts and media may dial toll-free 1 800 218-9073. The third quarter of 2006 financial results news release, unaudited financial statements and notes, management’s discussion and analysis and supplemental information will be posted on www.srtelecom.com and will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

An instant replay of the conference call will be available for one week starting at noon on December 12, 2006. To listen, interested participants should dial toll-free 1 877 289-8525. The access code is 21199027#. An archived version of the web cast will also be available starting at 10 a.m. on December 12, 2006 on www.srtelecom.com.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas. A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 120 countries worldwide. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of December 7, 2006.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS EXPECTATIONS OF SR TELECOM AS OF DECEMBER 7, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE. HOWEVER, SR TELECOM EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

CONSOLIDATED BALANCE SHEETS
(unaudited)
As at		September 30, 2006	December 31, 2005
(in thousands of Canadian dollars)	Notes	$	$

Assets
Current assets
Cash and cash equivalents		5,597	9,479
Restricted cash	10	9,092	732
Accounts receivable, net	3	33,164	33,011
Income taxes receivable		1,377	2,484
Inventory	7	18,265	30,863
Prepaid expenses		2,888	4,340
Total current assets		70,383	80,909

Investment tax credits		4,616	4,616
Property, plant and equipment, net	7	44,643	57,842
Intangible assets, net	7	30,103	41,904
Other assets, net		1,983	2,280
Total assets		151,728	187,551

Liabilities
Current liabilities
Accounts payable and accrued liabilities		32,969	35,553
Customer advances		1,054	1,152
Current portion of lease liability		119	4,197
Current portion of long-term debt	4	32,058	34,581
Total current liabilities		66,200	75,483

Long-term credit facility		49,366	47,862
Long-term liability		1,674	1,749
Long-term debt		395	479
Convertible redeemable secured debentures	5	2,595	40,630
Total liabilities		120,230	166,203

Commitments and contingencies	10

Shareholders' Equity
Capital stock	6	351,279	230,086
Equity component of convertible redeemable secured debentures	5	1,008	27,785
Contributed surplus	6	1,102	-
Deficit, pre-fresh start accounting	1	(227,142)	(227,142)
Deficit		(94,749)	(9,381)
Total shareholders' equity		31,498	21,348
Total liabilities and shareholders' equity		151,728	187,551

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
		For the three months ended Sept. 30, 2006			For the three months ended Sept. 30, 2005
					Pre-fresh start accounting (note 1)

		Wireless Telecommunications Products	Telecommunications Service Provider	Consolidated	Wireless Telecommunications Products	Telecommunications Service Provider	Consolidated
(in thousands of Canadian dollars, except per share information)	Notes	$	$	$	$	$	$

Revenue
Equipment		15,254	-	15,254	26,583	-	26,583
Services		1,177	-	1,177	1,289	-	1,289
Telecommunications		-	4,646	4,646	-	4,776	4,776
Total revenue		16,431	4,646	21,077	27,872	4,776	32,648

Cost of revenue
Equipment		12,525	-	12,525	18,243	-	18,243
Services		996	-	996	568	-	568
Total cost of revenue		13,521	-	13,521	18,811	-	18,811

Gross profit		2,910	4,646	7,556	9,061	4,776	13,837

Agent commissions		369	-	369	1,026	-	1,026
Selling, general and administrative expenses	3, 6	17,706	-	17,706	9,464	-	9,464
Research and development expenses, net		4,766	-	4,766	3,217	-	3,217
Telecommunications operating expenses		-	3,844	3,844	-	5,503	5,503
Restructuring, asset impairment and other charges	7	21,612	7,202	28,814	2,307	92	2,399
Operating loss from continuing operations		(41,543)	(6,400)	(47,943)	(6,953)	(819)	(7,772)

Finance charges, net	8	2,702	939	3,641	8,174	822	8,996
Loss (gain) on foreign exchange		184	8	192	(793)	(1,633)	(2,426)
Loss from continuing operations before income taxes		(44,429)	(7,347)	(51,776)	(14,334)	(8)	(14,342)
Income tax expense (recovery)	10	750	-	750	(183)	-	(183)
Loss from continuing operations		(45,179)	(7,347)	(52,526)	(14,151)	(8)	(14,159)
(Loss) earnings from discontinued operations, net of income taxes	9	(975)	-	(975)	61	-	61
Net loss		(46,154)	(7,347)	(53,501)	(14,090)	(8)	(14,098)

Basic and diluted
Loss per share from continuing operations		(0.06)	(0.01)	(0.07)	(0.80)	-	(0.80)
Loss per share from discontinued operations		-	-	-	-	-	-
Net loss per share		(0.06)	(0.01)	(0.07)	(0.80)	-	(0.80)

Basic and diluted weighted average number of common shares outstanding (in thousands)				732,671			17,610

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

		For the nine months ended Sept. 30, 2006			For the nine months ended Sept. 30, 2005
					Pre-fresh start accounting (note 1)

		Wireless Telecommunications Products	Telecommunications Service Provider	Consolidated	Wireless Telecommunications Products	Telecommunications Service Provider	Consolidated
(in thousands of Canadian dollars, except per share information)	Notes	$	$	$	$	$	$
Revenue
Equipment		45,879	-	45,879	42,027	-	42,027
Services		4,535	-	4,535	4,638	-	4,638
Telecommunications		-	14,339	14,339	-	14,629	14,629
Total revenue		50,414	14,339	64,753	46,665	14,629	61,294

Cost of revenue
Equipment		39,724	-	39,724	32,903	-	32,903
Services		4,194	-	4,194	2,000	-	2,000
Total cost of revenue		43,918	-	43,918	34,903	-	34,903

Gross profit		6,496	14,339	20,835	11,762	14,629	26,391

Agent commissions		611	-	611	1,783	-	1,783
Selling, general and administrative expenses	3, 6	41,365	-	41,365	24,732	-	24,732
Research and development expenses, net		11,054	-	11,054	9,735	-	9,735
Telecommunications operating expenses		-	11,541	11,541	-	16,136	16,136
Restructuring, asset impairment and other charges	7	24,206	7,202	31,408	16,052	222	16,274
Operating loss from continuing operations		(70,740)	(4,404)	(75,144)	(40,540)	(1,729)	(42,269)

Finance charges, net	8	7,942	2,778	10,720	11,444	2,267	13,711
Gain on foreign exchange		(1,498)	(1,167)	(2,665)	(461)	(866)	(1,327)
Loss from continuing operations before income taxes		(77,184)	(6,015)	(83,199)	(51,523)	(3,130)	(54,653)
Income tax expense	10	808	-	808	53	-	53
Loss from continuing operations		(77,992)	(6,015)	(84,007)	(51,576)	(3,130)	(54,706)
Loss from discontinued operations, net of income taxes	9	(396)	-	(396)	(3,835)	-	(3,835)
Net loss		(78,388)	(6,015)	(84,403)	(55,411)	(3,130)	(58,541)

Basic and diluted
Loss per share from continuing operations		(0.12)	(0.01)	(0.13)	(2.92)	(0.18)	(3.10)
Loss per share from discontinued operations		-	-	-	(0.22)	-	(0.22)
Net loss per share		(0.12)	(0.01)	(0.13)	(3.14)	(0.18)	(3.32)
Basic and diluted weighted average number of common shares outstanding (in thousands)				650,417			17,610

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)

	For the nine months ended September 30,
	2006	2005
		Pre-fresh start accounting (note 1)
(in thousands of Canadian dollars)	$	$

Deficit, beginning of period	(9,381)	(180,561)
Net loss	(84,403)	(58,541)
Share issue costs	(965)	-
Deficit, end of period	(94,749)	(239,102)

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

		For the three months ended September 30,
		2006	2005
			Pre-fresh start accounting (note 1)
		$	$
(in thousands of Canadian dollars)	Notes
Cash flows used in continuing operating activities
Loss from continuing operations		(52,526)	(14,159)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		4,006	3,060
Restructuring, asset impairment and other charges	7	28,814	202
Loss on disposal of property, plant and equipment		-	379
Non-cash financing charges		1,363	8,640
Stock-based compensation	6	1,998	534
Changes in operating assets and liabilities:
(Increase) decrease in non-cash working capital items		10,999	(26,396)
Unrealized foreign exchange		119	(1,755)
		(5,227)	(29,495)

Cash flows (used in) provided by continuing financing activities
Issuance of credit facility		-	28,807
Increase in long-term debt		-	324
Repayment of long-term debt and lease liability		(475)	-
Increase in other assets		-	(481)
		(475)	28,650

Cash flows provided by (used in) continuing investing activities
Decrease (increase) in restricted cash	10	1,011	(72)
Purchase of property, plant and equipment		(915)	(1,122)
Proceeds on disposal of property, plant and equipment		2	826
Decrease (increase) in other assets		69	(59)
		167	(427)

Decrease in cash and cash equivalents
Continuing operations		(5,535)	(1,272)
Discontinued operations	9	-	603
Decrease in cash and cash equivalents		(5,535)	(669)

Cash and cash equivalents, beginning of period		11,132	5,148
Cash and cash equivalents, end of period		5,597	4,479

Cash and cash equivalents are comprised of the following:
Cash in bank		5,597	4,479

Supplemental Information
Cash paid for:
Interest		1,907	1,563
Income taxes		34	6
Discontinued operations:
Cash flows from discontinued operations		(975)	-

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
		For the nine months ended September 30,
		2006	2005
			Pre-fresh start accounting (note 1)
(in thousands of Canadian dollars)	Notes	$	$

Cash flows used in continuing operating activities
Loss from continuing operations		(84,007)	(54,706)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		11,781	8,623
Restructuring, asset impairment and other charges	7	30,106	14,207
Loss on disposal of property, plant and equipment		595	319
Non-cash financing charges		4,505	8,779
Stock-based compensation	6	2,210	684
Changes in operating assets and liabilities:
Increase in non-cash working capital items		(1,991)	(10,487)
Unrealized foreign exchange		(3,625)	(1,354)
		(40,426)	(33,935)

Cash flows provided by continuing financing activities
Issuance of credit facility		-	41,193
Increase in long-term debt		-	324
Repayment of long-term debt and lease liability		(5,140)	(1,314)
Proceeds from issue of shares, net of share issue costs	6	53,310	-
Increase in other assets		-	(5,171)
		48,170	35,032

Cash flows used in continuing investing activities
Increase in restricted cash	10	(8,360)	(723)
Purchase of property, plant and equipment		(3,716)	(2,234)
Proceeds on disposal of property, plant and equipment		562	1,141
Increase in other assets		(112)	(125)
		(11,626)	(1,941)

Decrease in cash and cash equivalents
Continuing operations		(3,882)	(844)
Discontinued operations	9	-	774
Decrease in cash and cash equivalents		(3,882)	(70)

Cash and cash equivalents, beginning of period		9,479	4,549
Cash and cash equivalents, end of period		5,597	4,479

Supplemental Information
Cash paid for:
Interest		5,576	2,967
Income taxes		218	47
Non-cash financing and investing activities and discontinued operations:
Shares issued upon conversion of 10% redeemable secured convertible debentures		62,998	-
Cash flows from discontinued operations		(396)	-

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783